

November 2, 2010

David P. Phillips
Chief Financial Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, Florida 33811

    Re: **Publix Super Markets, Inc.**
            Annual Report on Form 10-K for the Fiscal Year Ended December 26, 2009
            Filed February 26, 2010
            Definitive Proxy Statement on Schedule 14A
            Filed March 11, 2010
            File No. 000-00981

Dear Mr. Phillips:

    We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director